UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

ENGlobal Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

293306106

(CUSIP Number)

Duncan A. Simpson,Esq.

B-29 Family Holdings, LLC

1700 Pacific Ave., Suite 3840

Dallas, TX 75201

(940) 612-5037

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293306106	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B-29 Family Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,430,462
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,430,462
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,430,462
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12.	TYPE OF REPORTING PERSON (see instructions) OO / HC

CUSIP No. 293306106	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer The name of the Issuer is ENGlobal Corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices The address of the Issuer’s offices is 654 North Sam Houston Parkway East, Suite 400, Houston, TX 77060

Item 2.

(a-c)

Name of Person Filing
This Schedule 13G is being filed by B-29 Family Holdings, LLC, a Texas limited liability company (“B-29 Family Holdings”).

The principal business address of the Reporting Entity is P.O. Box 170, Gainesville, TX 76241-0170.

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 293306106

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 293306106	13G	Page 4 of 5 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 on the cover page(s) hereto.

(b)	Percent of class: See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

	(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

	(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

	(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.  Identification and Classification of Members of the Group.

The reporting person is not deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(go) of the Act.

Item 9.  Notice of Dissolution of Group.

The reporting person is not deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(go) of the Act.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 293306106	13G	Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

B-29 Family Holdings, LLC

A Texas limited liability company

06/02/2015
Date

/s/ Duncan A. Simpson, Esq.
Duncan A. Simpson
General Counsel & Secretary